4601 Fairfax Drive N, Suite 600 | Arlington, VA 22203 +1 833 358 3623 fluenceenergy.com

April 6, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, DC  20549-0213

Attn: Charles Eastman and Melissa Gilmore

Re:          Fluence Energy, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2022

Response dated March 16, 2023

File No. 1-40978

Dear Mr. Eastman and Ms. Gilmore:

We set forth below our response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to Fluence Energy, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), dated March 23, 2023.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Response Letter dated March 16, 2023

Form 10-K for the Fiscal Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 58

1. We note your response to prior comment 2 in regards to your adjustments for COVID-19 related excess shipping costs and project charges. Please tell us in greater detail how you concluded that these adjustments were for items separable from your normal operations rather than normal, recurring operating expenses and how you quantified the amounts deemed to be incremental to charges incurred prior to COVID-19. Your response should explain how you considered Question 100.01 of the C&DI on non-GAAP Financial Measures. Please also explain why the loss related to the Cargo Loss Incident should be excluded from Adjusted EBITDA.

Company Response:

1A.	The Company respectfully acknowledges the Staff’s comments. We view these unusual and incremental pandemic-related expenses of $39 million to be consistent with Question 100.01 of the Staff’s C&DI on non-GAAP Financial Measures, as expenses that are not normal operating expenses and do not occur repeatedly or occasionally, including at irregular intervals, and therefore are appropriate non-GAAP adjustments. The Company incurred these pandemic-related incremental charges through June 30, 2022, and believe that excluding the impact of these Covid-19 pandemic-related costs on the Company's results provides information meaningful to investors. These incremental charges do not reflect normal operating expenses, and allow investors to better assess our performance from period to period. We have also not identified any additional costs as non-GAAP adjustments that were similar in nature in our fiscal Q4 2022 or our fiscal Q1 2023.

We incurred a total of $39 million Covid-19 related expenses that fall into three categories: excess shipping costs, incremental product introduction charges and incremental project charges related to liquidated damages. In each case, we quantified incremental costs by comparing our expected costs to actual costs incurred for the relevant periods. Below we have outlined in greater detail the nature of these charges:

(1)	Excess Shipping Costs and excess port and demurrage fees of approximately $11 million

We identified in aggregate approximately $7 million in excess shipping costs principally related to our payment of abnormally high shipping rates resulting from pandemic-related disruptions in the global supply chain and our distribution channels. These excess shipping costs were incurred during the post Covid-19 reopening period when the global economy was ramping up after one year of low shipping activities. There was a spike in demand for shipping capacities from Asia to the US that resulted in abnormal shipping rates that Fluence had to pay to deliver goods on time and to avoid even higher liquidated damage charges. 1

In addition, we incurred additional costs of approximately $4 million related to excess port and demurrage fees as a direct result of pandemic-related port disruptions and work shortages, due to (a) transloading site readiness at the port due to abnormal port congestion (b) and the availability of trucks and truck drivers to pick up the unloaded containers to ship to the ending destination from transloading site.

(2)	Incremental Product Introduction Charges of approximately $14 million

We identified in aggregate approximately $14 million in incremental charges and excess costs incurred during the introduction of our newly launched Gen6 solutions with cubes assembled in factory. During the introductory period many of our OEMs had pandemic-related factory shutdowns and site access restrictions that hindered the Company’s normal course quality assurance processes. This resulted in performing quality assurance testing at the customer’s site once the product had been fully assembled and delivered, and caused more costly remediation and incremental charges. We deemed these costs as unusual due to the fact that we would usually complete quality assurance testing on our products in person at the manufacturing site, which enables us to remediate any issues more efficiently prior to shipment.

1 This is supported by Drewry World Container Index showing that “China to US West Coast” container index (40-foot ocean container freight rate) increased by approximately 6x during the period from October 1, 2021 to June 30, 2022 and then dropped back to the level of historical range in 2023.

(3)	Incremental Project Charges related to Liquidated Damages of approximately $14 million

We identified in aggregate approximately $14 million in incremental project charges principally related to liquidated damages under the terms of our customer contracts. We incurred such incremental liquidated damages as a direct result of pandemic-related supply chain disruption, including partial shutdown of factories in China that supply our battery modules, logistic disruptions as discussed above in detail, and product introduction issues, also discuss above. The direct consequences of these issues were project delays causing us to incur liquidated damage charges. While liquidated damage charges are considered a normal part of our business, we consider the reasons and magnitude of liquidated damages we incurred during the period of October 1, 2021, to June 30, 2022, as non-recurring.

1B.	Regarding the Cargo Loss Incident, we view costs related to this event as extraordinary and not likely to recur. Specifically, we have not had any other shipping incidents that caused substantial damage to a portion of our cargo aboard a vessel. We incurred incremental expenses directly related to the incident, consisting of inspection costs, project cost overruns due to logistical changes, legal fees, fees to dispose of the damaged cargo, and additional cost to replace the damaged cargo that we would not have incurred as a part of normal operations but for the occurrence of the Cargo Loss Incident. We believe that substantial cargo incidents such as this are unusual and infrequent. Not adjusting EBITDA and Gross Profit and Loss for these costs would lead to period over period incomparability and are not a reflection of the Company’s operating performance.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 833-358-3623.

Sincerely,

/s/ Manavendra Sial

Manavendra Sial
Senior Vice President and
Chief Financial Officer
Fluence Energy, Inc.

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